UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BBQ Holdings, Inc.

(Name of Subject Company)

Grill Merger Sub, Inc.

(Offeror)

(Names of Filing Persons)

MTY Franchising USA, Inc.

(Parent of Offeror)

(Names of Filing Persons)

MTY Food Group Inc.

(Indirect and Ultimate Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.01 per share

(Title of Class of Securities)

698814100

(CUSIP Number of Class of Securities)

Eric Lefebvre

Chief Executive Officer

Grill Merger Sub, Inc.

MTY Franchising USA, Inc.

MTY Food Group Inc.

8210, route Transcanadienne

St. Laurent, QC, H4S 1M5

Canada

(514) 336-9222

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Shai Kalansky Steven G. Rowles Morrison & Foerster LLP 12531 High Bluff Drive, Suite 100 San Diego, California 92130 United States of America (858) 720-5100	W. Todd Carlisle David W. Drum Dentons Sirote PC 2311 Highland Avenue South Birmingham, AL 35205 (205) 930-5100

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Grill Merger Sub, Inc. (“Purchaser”), a Minnesota corporation and a wholly owned subsidiary of MTY Franchising USA, Inc. (“MTY”), a Tennessee corporation and a wholly owned subsidiary of MTY Food Group Inc. (“Parent”), for any and all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of BBQ Holdings, Inc. (“BBQ Holdings”), at a price of $17.25 per Share, without interest, net to the seller in cash, and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 24, 2022 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached hereto as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended, modified, or supplemented from time to time, constitutes the “Offer”).

The information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference to the extent stated herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

BBQ Holdings, Inc.

12701 Whitewater Drive, Suite 100

Minnetonka, MN 55343

(952) 294-1300

(b) Securities. The information set forth in the Offer to Purchase under “Introduction” and Section 6— “Price Range of Shares; Dividends” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Purchase under Section 6— “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c)     Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. This Schedule TO is filed by Purchaser, MTY, and Parent. The information set forth in the Offer to Purchase under “Summary Term Sheet”, Section 8—“Certain Information Concerning Purchaser, MTY, and Parent” and Schedule I—“Information Relating to Purchaser, MTY, and Parent” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)     Material Terms. The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

Summary Term Sheet

Introduction

Section 1—“Terms of the Offer”

Section 2—“Acceptance for Payment and Payment for Shares”

Section 3—“Procedures for Accepting the Offer and Tendering Shares”

Section 4—“Withdrawal Rights”

Section 5—“Certain U.S. Federal Income Tax Consequences”

Section 10—“Background of the Offer; Past Contacts or Negotiations with BBQ Holdings

Section 11—“The Merger Agreement; Other Agreements”

Section 12—“Purpose of the Offer; Plans for BBQ Holdings”

Section 13—“Certain Effects of the Offer”

Section 15—“Conditions of the Offer”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

Summary Term Sheet

Introduction

Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Section 10—“Background of the Offer; Past Contacts or Negotiations with BBQ Holdings”

Section 11—“The Merger Agreement; Other Agreements”

Section 12—“Purpose of the Offer; Plans for BBQ Holdings”

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

Summary Term Sheet

Introduction

Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Section 10—“Background of the Offer; Past Contacts or Negotiations with BBQ Holdings”

Section 11—“The Merger Agreement; Other Agreements”

Section 12—“Purpose of the Offer; Plans for BBQ Holdings”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under Section 12—“Purpose of the Offer; Plans for BBQ Holdings” is incorporated herein by reference:

(c) Plans. The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

Summary Term Sheet

Introduction

Section 10—“Background of the Offer; Past Contacts or Negotiations with BBQ Holdings”

Section 11—“The Merger Agreement; Other Agreements”

Section 12—“Purpose of the Offer; Plans for BBQ Holdings”

Section 13—“Certain Effects of the Offer”

Section 14—“Dividends and Distributions”

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Offer to Purchase under “Summary Term Sheet” and Section 9—“Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) Securities Ownership; Securities Transactions. The information set forth in the Offer to Purchase under Section 8—“Certain Information Concerning Purchaser, MTY and Parent” and Schedule I— “Information Relating to Purchaser, MTY, and Parent” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under “Summary Term Sheet”, Section 10—“Background of the Offer; Past Contacts or Negotiations with BBQ Holdings” and Section 17—“Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference.

Summary Term Sheet

Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Section 10—“Background of the Offer; Past Contacts or Negotiations with BBQ Holdings”

Section 11—“The Merger Agreement; Other Agreements”

Section 12—“Purpose of the Offer; Plans for BBQ Holdings”

Section 13—“Certain Effects of the Offer”

Section 16—“Certain Legal Matters; Regulatory Approvals”

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated as of August 24, 2022.

(a)(1)(B)*	Letter of Transmittal, dated as of August 24, 2022.

(a)(1)(C)*	Notice of Guaranteed Delivery, dated as of August 24, 2022.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated as of August 24, 2022.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated as of August 24, 2022.

(a)(1)(F)*	Summary Advertisement, as published in the New York Times dated as of August 24, 2022.

(a)(5)(A)	Joint Press Release issued by MTY Food Group, Inc. and BBQ Holdings, Inc., dated August 9, 2022 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K by BBQ Holdings, Inc. filed on August 9, 2022).

(b)(1)*+	Second Amended and Restated Credit Agreement (“Credit Agreement”), dated as of September 23, 2019, among MTY Food Group Inc. and MTY Franchising USA, Inc. as Borrowers (the “Borrowers”), the guarantors named on the signature pages thereof, as Guarantors (the “Guarantors”), The Toronto- Dominion Bank as Canadian Agent (the “Canadian Agent”), Toronto Dominion (Texas) LLC as U.S. Agent (the “US Agent” and collectively with the Canadian Agent, the “Agents”), the financial institutions identified on the signature pages thereto as Revolving Lenders (the “Lenders”), TD Securities and National Bank Financial Markets as Co-Lead Arrangers and Joint Bookrunners, and Bank of Montreal and the Bank of Nova Scotia as Co-Documentation Agents.

(b)(2)*+	First Amending Agreement to the Credit Agreement dated as of May 22, 2020, among the Borrowers, the Guarantors, the Lenders and the Agents.

(b)(3)*+	Second Amending Agreement to the Credit Agreement dated as of April 22, 2021, among the Borrowers, the Guarantors, the Lenders and the Agents.

(d)(1)	Agreement and Plan of Merger, dated as of August 8, 2022, by and among MTY Franchising USA, Inc., Grill Merger Sub, Inc. and BBQ Holdings, Inc. (incorporated by reference to Exhibit 2.1 to BBQ Holdings, Inc.’s Current Report on Form 8-K filed on August 9, 2022).

(d)(2)*	Confidentiality Agreement, dated as of May 31, 2022, by and between BBQ Holdings, Inc. and MTY Food Group Inc.

(d)(3)	Tender and Support Agreement, by and among MTY Franchising USA, Inc., Grill Merger Sub, Inc. and each stockholder party thereto (incorporated by reference to Exhibit 99.1 to BBQ Holdings, Inc.’s Current Report on Form 8-K filed on August 9, 2022).

(d)(4)*	Guarantee, dated as of August 8, 2022, by MTY Food Group Inc. in favor of BBQ Holdings, Inc.

(d)(5)*	Letter of Intent, dated as of July 7, 2022, by and among MTY Franchising USA, Inc. and BBQ Holdings, Inc.

(d)(6)*	Letter of Intent, dated as of May 26, 2022, by and among MTY Franchising USA, Inc. and BBQ Holdings, Inc.

(g)	None.

(h)	None.

107*	Filing Fee Table

*	Filed herewith.
+	Confidential portions of this exhibit have been omitted.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

GRILL MERGER SUB, INC.

By:	/s/ Eric Lefebvre
Name:	Eric Lefebvre
Title:	Chief Executive Officer

MTY FRANCHISING USA, INC.

By:	/s/ Eric Lefebvre
Name:	Eric Lefebvre
Title:	Chief Executive Officer

MTY FOOD GROUP INC.

By:	/s/ Eric Lefebvre
Name:	Eric Lefebvre
Title:	Chief Executive Officer

Dated: August 24, 2022